United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Management Report 2025 Contents 2025 Management Report Introduction ............................................... 3 Message from the Management ................ 3 Operational and financial highlights....................................................4 Business highlights...................................... 7 About us...................................................... 8 Vale's strategy............................................. 8 Our culture.................................................10 Corporate governance ............................... 11 Future business prospects......................... 11 Shareholding structure..............................12 Shareholder return.....................................13 Investments.............................................. 14 Investments in associated companies, joint ventures and subsidiaries .................15 Debts and financial liabilities management..............................................16 Our workforce............................................17 ESG.............................................................18 ESG ratings.................................................19 Reparation................................................. 20 Dam management......................................21 Independent auditor................................. 22 VALE | 2025 Management Report 2 Introduction In compliance with applicable legal provisions and Brazilian corporate law, we hereby present the Management Report, which provides an overview of the Company’s operating and financial results for the fiscal year ended December 31, 2025. This report is attached to the Company's Financial Statements, which are in accordance with international accounting standards (IFRS® Accounting Standards), issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil, issued by the Accounting Pronouncements Committee (CPC), approved by the Securities and Exchange Commission of Brazil (CVM). The operational and financial highlights presented herein are summarized in nature and do not replace a full review of this Management Report, the Performance Report, and the Financial Statements, which should be read together to ensure a comprehensive understanding of the Company’s economic and financial position. A message from the Management In 2025, we consolidated significant advances in safety, operational performance, and governance, reflecting the company’s cultural evolution and strategic focus. We delivered robust results, with strong growth in iron ore, copper and nickel production, supported by successful ramp-ups in key projects and operational stabilization in all business lines. The year also marked significant progress in structural efficiency, driven by increased automation, predictive maintenance, process simplification, and gains in operational reliability. In addition, we advanced on essential elements for our long-term sustainability, particularly in our commitments to reparation and dam management, the promotion of the circular economy, the delivery of low-carbon solutions, and the strengthening of our relationships with stakeholders. Our strategy is anchored in the development of safer, smarter, more efficient, and more sustainable mining operations, supported by innovation, transparency, and the creation of shared value. We have accelerated the adoption of low-impact and circular mining models, expanded transformational technologies and systems — such as briquettes, Mega Hubs and autonomous operations—and strengthened a flexible, customeroriented portfolio capable of serving different routes in the global steel industry. This strategy is underpinned by a renewed organizational culture, grounded in active listening, accountability, continuous dialogue with society and communities, and the conviction that strong partnerships are essential to driving economic, social, and environmental development. As we move into 2026, we are positioning ourselves to capture structural opportunities driven by urbanization, the energy transition, digitalization, and the growing global demand for critical minerals. With a resilient operational base, a portfolio of world-class assets and a strategic agenda focused on innovation, decarbonization and tailor-made solutions for clients, we are prepared to lead the mining of the future. The global landscape underscores the importance of reliable, low-carbon supply chains, and we position ourselves as a strategic provider to the world’s leading industrial and energy-transition economies, contributing to a more sustainable and competitive global economy. VALE | 2025 Management Report 3 Operational and financial highlights Business performance Production and sales BRL 213.6 billion of net sales revenue BRL 85.9 billion of adjusted EBITDA BRL 48.8 billion of net cash generated by operating activities BRL 13.8 billion of net income attributable to shareholders BRL 41.6 billion of cash, cash equivalents and short-term investments BRL 103.5 billion in gross debt and leases 336 Mt 336 Mt of iron ore production¹, the highest production level since 2018 314 Mt of iron ore sales, up 2.5% y/y 31 Mt of pellet production, down 15% y/y 33 Mt of pellet sales, a decrease of 14% y/y 382 kt of copper production, up 9.8% y/y, the highest since 2018 368 kt of copper sales, an increase of 12.4% y/y 177 kt of nickel production, a growth of 10.8% y/y, the highest production level since 2022 173 kt of nickel sales, up 11.3% y/y Capital allocation BRL 23.4 billion in dividends and interest on capital approved for our shareholders for the year 2025 BRL 30.6 billion in investments, including BRL 24.3 billion in maintenance CAPEX ¹ Including third-party purchases, run-of-mine and feed for pelletizing plants. VALE | 2025 Management Report 4 Iron Ore Solutions Adjusted EBITDA for the Iron Ore Solutions segment totaled BRL 76.7 billion, a 6.0% decrease compared to the prior year, primarily reflecting lower average iron ore reference prices due to lower average reference prices for iron ore and lower pellet premiums during the period, which led to lower realized prices, partially offset by higher sales volumes. Iron ore production reached its highest level since 2018, coming in at 336 Mt, up 2.6% year-on-year. Iron ore sales (including pellets and ROM) totaled 314 Mt, an increase of 2.5% y/y, in line with production growth. The average realized price of iron ore fines, including CFR/FOB sales, was $91.6/t, a 3.9% y/y decrease. The average pellet price was $134.0/t compared to $154.6/t in the previous cycle. The all-in premium was $1.5/t. Despite the improvement in quality and premiums for fines, there was a decline in the contribution from the pellet business, given current market conditions, resulting in a decrease of $0.6/t y/y. The C1 cash cost of iron ore fines, excluding third-party purchases, decreased by 2.3% compared to 2024, reaching $21.3/t, in line with our estimates. This marked the second consecutive year of cost reduction, reflecting consistent efforts across the value chain. Depreciation-free costs and expenses totaled BRL 96.3 billion, up 3.3% y/y, mainly due to higher sales volumes and the appreciation of the Brazilian real against the dollar. Vale Base Metals The year 2025 marked a period of strong operational and financial performance for this business unit. Vale Base Metals net revenues reached BRL 46 billion in the year, a growth of 28.2% y/y sustained by more favorable price environments for copper and precious metals and higher production volumes of copper and nickel. Copper production reached its highest level since 2018, at 382 kt, up 9.8% y/y, reflecting the historic record production at Salobo and the consistent operational performance at Sossego and the polymetallic assets in Canada. Nickel production reached its highest level since 2022, closing the period at 177kt, an increase of 10.8% y/y, driven by the successful commissioning of the 2nd Onça Puma furnace and the ramp-up of the Voisey's Bay underground mines. In sales performance, reflecting progress in production growth, copper and nickel volumes grew by 12.4% and 11.3% y/y, respectively, totaling 368 kt of copper and 173 kt of nickel. The average realized copper price was $9,763/t, up 10.8% on the previous year. Given tighter market conditions, the average realized nickel price was $15,555/t, representing an 8.9% decrease compared to 2024 levels. As a result of significant operational improvements and higher prices for copper and by-products—particularly gold—the projections for all-in costs for copper and nickel were progressively reduced throughout 2025 and were achieved by year-end, reaching $603/t for copper and $12,158/t for nickel. Costs and expenses totaled BRL 32.4 billion, an increase of BRL 2.1 billion compared to 2024, mainly due to higher sales volumes and exchange rate factors. As a result, the adjusted EBITDA was BRL 18.5 billion, up 133.7% compared to 2024. VALE | 2025 Management Report 5 Selected financial indicators BRL million Net operating revenues Costs¹ SG&A and others¹ R&D¹ Preoperational and operational stoppages¹ Associates and JVs EBTIDA Streaming payments Adjusted EBITDA Iron Ore Solutions 167,594 (92,422) (786) (1,933) (1,111) 5,403 – 76,745 Iron ore fines 139,033 (75,023) (200) (1,577) (863) 2,857 – 64,227 Pellets 24,513 (14,011) 27 (42) (44) 1,019 – 11,462 Other 4,048 (3,388) (613) (314) (204) 1,527 – 1,056 Vale Base Metals 46,001 (29,976) (1,391) (927) (70) 564 4,331 18,532 Copper² 25,027 (9,151) (239) (341) (14) 0 – 15,282 Nickel³ 24,043 (19,620) (397) (570) (56) 505 – 3,905 Others (3,069) (1,205) (755) (16) 0 59 4,331 (655) Brumadinho and decharacterization – – (2,289) – – – – (2,289) Others – – (6,201) (894) (3) – – (7,098) TOTAL 213,595 (122,398) (10,667) (3,754) (1,184) 5,967 4,331 85,890 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. VALE | 2025 Management Report 6 Business highlights Sustainable mining initiatives • Vale has implemented the industry’s largest Circularity Program, which continues to advance by transforming tailings and waste into valuable resources. The program currently covers around 150 initiatives, including tailings reprocessing operations at the Gelado and Vargem Grande dams, as well as the WH waste piles in Capanema. In 2025, Vale produced 26 Mt of iron ore from circular sources, with the potential to reach 10% of total production from these sources by 2030. • By 2033, approximately 100 Mt of iron ore is expected to be produced at Capanema through the reuse of tailings, reinforcing our commitment to reducing environmental impacts and generating sustainable value. Iron Ore Solutions • We have completed the implementation of an autonomous operating system for three yard machines at the Ilha da Guaíba Terminal (TIG), in line with our strategy to enhance safety and operational efficiency. • In the second quarter, we completed the first shipment from the Capanema project. The project will add 15 Mtpy of net iron ore production capacity, with ramp-up scheduled for the first half of 2026, supporting the achievement of production guidance for 2025 and 2026. • We have progressed with the Vargem Grande project commissioning, which will also add 15 Mtpy of net iron ore production capacity, while enhancing operational quality and flexibility and strengthening our product portfolio. The project’s ramp-up is scheduled for the second half of 2026, supporting production growth. • We advanced the implementation of our portfolio flexibility strategy by expanding the range of blended and concentrated products offered. In this regard, in 2025 we officially launched the Carajás Medium Grade product, while expanding the supply of PFC1. • In September, we concluded the sale of a 70% stake in Aliança Geração de Energia S.A. to Global Infrastructure Partners (GIP), receiving $ 1 billion in cash. The transaction ensures Vale’s continued access to renewable energy at competitive costs, supporting its 100% renewable energy mix in Brazil, while maintaining a 30% equity stake in the entity. • The Novo Carajás Program continued to advance, with the granting of the operating license to Vale for activities related to the Serra Sul +20 Mtpy iron ore mine project, as well as the operating license for the Serra Leste expansion, which has an iron ore production capacity of 10 Mtpy. Vale Base Metals • In March, the second processing test for the Salobo 3 project was successfully completed, achieving an average processing rate of more than 35 Mtpy over a 90-day period. Under the terms of the agreement with Wheaton, Salobo received a payment in April upon the achievement of this milestone. In addition, Wheaton will make annual payments over a 10-year period, subject to the achievement of specified mining performance levels and copper content in the feed. VALE | 2025 Management Report 7 About us Our origins date back to 1942, in Brazil. Over more than eight decades, we have consolidated and expanded our operations worldwide, becoming one of the world’s leading producers of iron ore, copper, and nickel. We also produce iron ore pellets and briquettes, platinum group metals (PGMs), gold, silver and cobalt. We are involved in greenfield mineral exploration in five countries: Brazil, Canada, Peru, Chile and Indonesia. We operate large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, integrated with our mining operations. In addition, we have distribution centers to support the delivery of products all over the world. We also have investments in energy businesses directly and through associated companies and joint ventures. Our businesses are organized into two operating segments: Iron Ore Solutions, which comprises the three iron ore production and distribution systems, as well as a portfolio of iron ore agglomerates; and Vale Base Metals, which comprises the production of non-ferrous minerals, including copper, nickel, cobalt, and platinum group metals (PGMs), as well as other precious metals, and is conducted through our subsidiary, Vale Base Metals Limited, and its subsidiaries. Vale Strategy Vale is one of the global leaders in mining and, through the Vale Strategy, has the ambition to lead value creation in the sector in an ethical and sustainable manner. Our focus is on leveraging our iron ore, copper and nickel portfolios—in which we already have significant competitive advantages—and on strengthening an efficient and resilient asset base. In iron ore, Vale aims to be the world’s largest producer, leading the decarbonization of the steel industry through a competitive all-in cost structure, strong customer focus, and a flexible product portfolio. In copper, we are focused on accelerating growth, doubling production over the next few years. In nickel, meanwhile, despite the challenging scenario, we have preserved our geographical advantage by serving strategic markets, such as the North Atlantic, while working to make the business more efficient. For that, we rely on fundamental levers such as operational excellence, safety, and innovation, which support our strategy and guide our actions. We are advancing cost and CAPEX efficiency while ensuring stable and competitive operations by strengthening our preventive culture to achieve industry-leading safety standards and accelerating the adoption of technologies that reduce environmental impacts and increase productivity, such as artificial intelligence, briquetting, and circular mining. These levers are essential for turning opportunities into results and ensuring sustainable long-term growth. • As part of the Novo Carajás Program, the Bacaba project recently received its Installation License to begin construction. The project is designed to extend the life-of-mine of the Sossego Mining Complex and forecasts average annual copper production of approximately 50 ktpy over eight years of operation, with start-up planned for the first half of 2028. • Onça Puma's second furnace began operating successfully in September, on schedule and under budget. The project adds 15 ktpy of nickel capacity, increasing the site's nominal capacity to 40 ktpy. VALE | 2025 Management Report 8 Superior portfolio We have built a resilient and competitive iron ore portfolio that combines quality and flexibility to guarantee performance in any market scenario. This strategy leverages our unique and irreplaceable assets, supported by a sophisticated global supply chain, and enables rapid adaptation to changes in demand. Focused on our customers' needs, we offer tailor-made technical solutions, ensuring stable and continuous supply. In copper, Vale accelerated organic growth in Carajás, supported by a differentiated mineral endowment, synergies with existing infrastructure, and a robust project pipeline, with production expected to reach 700,000 tons per year by 2035. In nickel, we have prioritized operational efficiency and cost reduction to capture strategic opportunities. To sustain our position, we rely on key levers in all our businesses: • Operational excellence, ensuring efficiency and stability. • Disciplined allocation of capital, prioritizing projects with higher returns. • Agile and responsible licensing, delivering greater predictability. • Rigorous project execution reducing risks and accelerating ramp-ups. Cultural evolution Our cultural evolution is essential to sustain our strategy and ambition. We have built a culture based on safety as a non-negotiable value, making sure that every decision and operation is guided by the preservation of life. We are strengthening our preventive culture and advancing the reduction of high-potential injuries and critical events, with a continuous focus on eliminating serious risks and progressing toward an increasingly safe environment, recognizing that this is an ongoing journey. With a culture driven by safety, innovation, and the appreciation of people, we create the conditions to evolve responsibly, anticipate trends, and accelerate transformation, ensuring increasingly safe environments and supporting our long-term ambition. Trusted partner We recognize the importance of strengthening our relationships with society, communities, authorities, and all our stakeholders, grounded in transparency and respect. We foster open and transparent dialogue and collaborate directly with our stakeholders to build consensus around objectives and actions that strengthen community empowerment and local socioeconomic development. We are committed to promoting positive impacts for people and nature, while continuously seeking to reduce our operational impacts. To this end, we work collaboratively with local communities—particularly Indigenous Peoples and traditional communities—and support conservation initiatives, especially in the Amazon rainforest. By promoting a culture of transparency, we aim to strengthen our position as a responsible and trusted partner in the mining industry. VALE | 2025 Management Report 9 Leading value creation in the mining industry through ethical and sustainable practices Our ambition Leading value creation in the mining industry through ethical and sustainable practices Iron ore Leading global iron ore production and driving steel decarbonization with the most competitive costs and customercentric flexibility Copper To accelerate growth by doubling production Nickel To focus on operational efficiency Cultural evolution Trusted partnership Superior portfolio Our business • Safety • Innovation • People • Sustainability • Communication • Institutional engagement • Operational excellence • Capital allocation • Licensing • Project Vale's strategy Connecting today to tomorrow Our culture Over the last six years we have been guided by "Learning Together" and the attributes that have shaped our Cultural Narrative. As of 2024, in light of new market dynamics and the evolution of our strategic drivers, we recognize the need to continue writing the next chapter of this journey. We believe it is necessary to evolve and, together, build the culture that will lead us to face the challenges and fulfill the commitments of the future. Culture is what enables and drives the strategy. To achieve our ambition, we need a strong and consistent culture that empowers the people at the center of our strategy, guides our decisions and directs our behaviors. It is in this context that the evolution of Our Culture is born. In 2025, we collectively constructed the evolution of our Cultural Narrative in collaboration with the entire organization. To support this journey of evolution, we launched a collective construction project for Our Culture, carried out through 53 listening sessions—both in person and online—in Brazil and abroad. More than 1,200 people from all levels of the organization actively contributed to this construction. We also highlight the fact that 42% of our sample was made up of women, underpinning the representativeness and diversity of our sample. Ambition and Purpose remain central drivers, positioning Culture as the enabler of the strategy and complementing "how" we are going to deliver our Strategy. The outcome of this project is the evolution of our Cultural Narrative, reinforcing the continuity of our journey and simplifying and guiding behaviors and decisions that will support our strategy and the achievement of our ambition. VALE | 2025 Management Report 10 Corporate governance In 2025, we strengthened our corporate governance practices, achieving solid results in our commitment to transparency, integrity, and regulatory compliance. For the second consecutive year, we maintained 100% adherence to the Brazilian Corporate Governance Code¹, a milestone that demonstrates the maturity and robustness of our decision-making processes and our alignment with the best global market practices. - Reinforcing our commitment to transparency and the promotion of best practices in the capital markets, through a pioneering and voluntary initiative, we became the first Brazilian company to disclose the sustainability- related financial information report, prepared in accordance with the IFRS Sustainability Disclosure Standards issued by the International Sustainability Standards Board (ISSB) and the Sustainability Disclosure pronouncements issued by the Brazilian Sustainability Committee (CBPS). Also in 2025, our Board of Directors continued the process of reviewing our main corporate policies, with a focus on guiding the Company's cultural evolution and reinforcing the clarity of the roles of our governance bodies. In this context, the following corporate policies were reviewed: Climate Change Policy; Anti-Corruption Policy; Risk Management Policy; Shareholder Remuneration Policy; Related Parties Transactions Policy; and Conflict of Interest Management Policy. The updates reinforce the Board of Directors' commitment to issues related to strategy and the management of critical issues for the Company's business, reinforcing our performance in line with best governance practices. In the area of corporate integrity, in March 2025 we released the 2024 Ethics & Compliance Program Report, reinforcing the Company’s ongoing commitment to strengthening internal controls, ethical culture, and compliance mechanisms. The publication of the report enhances the transparency of our practices and reinforces the importance of integrity as a fundamental pillar of responsible management, risk prevention, and stakeholder trust. Future business prospects Iron Ore Solutions The guidance for iron ore production for 2026 is 335-345 Mt. Year-on-year growth is driven by the ramp up of the Capanema and Vargem Grande 1 projects, which began commissioning in late 2024. Both projects also enhance operational and product portfolio flexibility, enabling greater value generation. By 2030, we expect to produce ~360 Mt. For pellet and briquette production, we expect to reach 30-34 Mt in 2026, reflecting production optimization in line with market conditions. We continue advancing in our journey to become more competitive. By 2026, we expect our all-in cost to reach $52-56/t, as a result of lower C1 cash cost, driven by efficiency gains and higher production, and by a more flexible product portfolio designed to maximize margins and value creation. ¹ Considering items applicable to the company. VALE | 2025 Management Report 11 Shareholding structure Since 2020, Vale has been a publicly traded company with no defined controlling shareholder, either individually or through a shareholders’ agreement. Our share capital consists of 4,539,007,568 ordinary shares and 12 special class preferred shares ("golden shares"). On December 31, 2025, only three shareholders held, directly and individually, positions above 5% of our share capital. Our ordinary shares are traded on the Novo Mercado, the segment with the highest corporate governance standards on the São Paulo Stock Exchange—B3, (VALE3 ticker), and on Latibex1 (XVALO ticker). Our shares are part of the main B3 indices, including IBOV, IBRA, IBXL, IBXX, IGCT, IGCX, IGNM, IMAT, ITAG, MLCX and ICO2. Banco Bradesco S.A. acts as the transfer agent for our common shares. Our common American Depositary Shares (ADSs), each representing one common share, are traded on the New York Stock Exchange—NYSE (ticker: VALE, ADS level 2). JP Morgan Chase & Co. acts as depositary for the common ADSs. As of December 31, 2025, there were 1,381,479,237 ADSs outstanding, representing 32.4% of our total share capital. We ended 2025 with a market value2 of approximately BRL 307.3 billion. 1 LATIBEX is an unregulated electronic market of the Madrid Stock Exchange, which enables trading in Latin American securities. 2 Number of shares outstanding multiplied by the share price. 73.04% OTHERS 6.30% BLACKROCK, INC2 6.31% MITSUI&CO 8.40% PREVI1 5.95% TREASURY SHARES3 Vale Base Metals Copper: We believe in our potential to accelerate copper production, which in 2025 totaled 382 kt, and could reach up to 420-500 kt by 2030 with the implementation of the Bacaba and Alemão projects. By 2035, we expect to reach ~700 kt, mainly through accelerated asset development in the North and South hubs, in the Carajás region. Nickel: the guidance for nickel production for 2026 is 175-200 kt. In 2025, it was 177 kt, driven by the successful commissioning of the 2nd Onça Puma furnace and the ramp-up of the Voisey's Bay underground mines. From 2030 onward, nickel production is expected to range between 210 and 250 kt, supported by full-capacity operations at the Long Harbour refinery and the two furnaces at Onça Puma, as well as increased ore throughput at the mill in Sudbury. VALE | 2025 Management Report 12 Remuneration to our shareholders Distribution of earnings Distributions related to the 2025 fiscal year results total BRL 5.48 ($1.01¹) per share, including interest on capital and dividends. The table below shows both the dividends paid in 2025 and those decided by the Board of Directors in the same year but paid or to be paid in 2026. To review the Shareholder Remuneration Policy, as well as the history of dividend and interest on equity payments, please visit the Shares, Dividends and Debt section of Vale’s Investor Relations website. Total ($ million) Total (BRL million) Type Approval Payment 1,596 9,143 Dividends—for 2024 02/19/2025 03/14/2025 1,448 8,091 Interest on capital 07/31/2025 09/03/2025 1,000 5,311 Dividends 11/27/2025 01/07/2026 1,879 9,979 Dividends and interest on capital 11/27/2025 03/04/2026 5,923 32,524 - - - 1 Estimated total amount, which includes the exchange rate on the date of resolution of the dividends and interest on capital announced by the company on November 27, 2025. The final exchange rate for the distributions to be paid on March 4, 2026, will be officially determined on the payment date. Buyback program In February 2025, we announced a new buyback program of up to 120 million shares, with an execution period of 18 months, reinforcing our shareholder return strategy and considering the proximity of the end of the fourth program in April 2025. From 2021 through the end of 2025, Vale acquired approximately 864.2 million shares through its share buyback programs, representing around 20% of the shares outstanding as of the date of this report. In July 2025, to enhance flexibility and efficiency in the execution of the current program, the Board of Directors authorized the use of financial instruments such as Total Return Equity Swaps (TRS), reinforcing disciplined capital allocation. VALE | 2025 Management Report 13 Investments Investments made in 2025 totaled BRL 30.6 billion ($5.5 billion), in line with the guidance, of which BRL 6.3 billion in capital projects and BRL 24.3 billion in sustaining projects, representing a 6% reduction compared to 2024. By 2026, we plan to invest between $5.4 and $5.7 billion in growing and sustaining our business. Iron Ore Solutions With the early delivery of the Vargem Grande and Capanema projects, we completed two of the three main projects in 2024. The remaining project, still in progress, is S11D, with added capacity of 20 Mt at our lowest operating cost site and scheduled to start operating in the second half of 2026. At the end of 2025, the project was 84% complete in physical terms and 65% complete in financial terms. Vale Base Metals In 2025, we completed the project for the 2nd furnace at Onça Puma, increasing production capacity from 12 to 15 ktpy. We also made progress on the ramp-up of the Voisey's Bay underground mines, which have an estimated capacity of 45 ktpy of nickel, 20 ktpy of copper and 2.6 ktpy of cobalt as by-products. We also continued advancing the Bacaba Project, which forms part of the Novo Carajás Program and is expected to extend the useful life of the Sossego Mine in the Carajás region, supporting increased copper production. Investments (BRL million) 2025 2024 Growth projects 6,354 7,889 Sustaining projects 24,270 24,766 TOTAL 30,624 32,655 Total investment by business area (BRL million) 2025 2024 Iron Ore Solutions 21,465 21,302 Vale Base Metals 8,697 10,703 Others 462 650 TOTAL 30,624 32,655 VALE | 2025 Management Report 14 Investments in associated companies, joint ventures and subsidiaries We have investments in associated companies, joint ventures and subsidiaries in important business areas. Our investments in the principal companies comprising this portfolio are reflected in our balance sheet and are presented in the table below. Investments are accounted for using the equity method and may differ from the entities' individual financial statements, as they are presented in accordance with our accounting policies. (BRL million) Investments Equity income 2025 2024 2025 2024 Associated companies and joint ventures Pelletizing plants 2,004 1,902 243 531 Aliança Geração de Energia S.A. 1,326 – 44 16 Aliança Norte Energia S.A. 366 459 (93) (55) MRS Logística S.A. (MRS) 4,421 3,659 762 728 VLI S.A. 2,255 2,111 369 439 Samarco S.A. – – – – Vale Oman Distribution Center LLC (VODC) 3,268 3,812 184 92 Anglo American Minério de Ferro Brasil S.A. 3,572 4,104 671 18 PT Vale Indonesia (PTVI) 10,138 11,676 (175) (178) Others 324 435 15 21 Subsidiaries Vale Holdings B.V. 95,809 108,208 (5,028) (597) Aliança Geração de Energia S.A. – 5,995 297 179 Minerações Brasileiras Reunidas S.A. (MBR) 886 1,401 135 140 Others 9,492 8,978 (149) (308) TOTAL 133,861 152,740 (2,725) 1,026 ¹Approximate value, with non-material variation. It should be noted that, in 2025, we completed—together with Global Infrastructure Partners (GIP)—the establishment of a corporate partnership in Aliança Geração de Energia S.A., following the fulfillment of all conditions precedent, including the required consents and approvals from regulatory authorities. As a result of the transaction, Vale received $ 1 billion¹ in cash and now holds a 30% stake in the new corporate structure, while GIP holds the remaining 70%. This transaction secured a strategic volume of energy for Vale at competitive costs, with prices defined in U.S. Dollars and no inflation adjustment, while supporting the maintenance of the Company’s energy mix, which is 100% based on renewable sources in Brazil. VALE | 2025 Management Report 15 Management of debts and financial liabilities Our gross debt, including leases, totaled BRL 103.5 billion on December 31, 2025, up 21.3% over the previous year, mainly due to the $420 million raised by Vale Base Metals. Expanded net debt reached $15.6 billion in the period, remaining within the target range of $10 to 20 billion, and with a reduction compared to 2024 due to higher cash generation from operations in the period. In addition, we conduct debt and financial liabilities management transactions (detailed below) with the aim of optimizing our liabilities and mitigating the risks associated with their management. Credit ratings Agency 2025 Moody's Baa2 Fitch BBB+ S&P BBB Debts and financial liabilities management Debt management Period Action (In millions of BRL, except where otherwise indicated) 1T25 The Company (i) contracted loans totaling BRL 5,025 ($861 million), indexed to the SOFR, plus a spread and maturing between 2026 and 2029, and (ii) issued bonds in the amount of BRL 4,324 ($750 million) with a coupon of 6.40% per year, paid semi-annually, and maturing in 2054. 2T25 The Company (i) contracted loans totaling BRL 3,324 ($597 million), indexed to the SOFR, plus a spread and maturing between 2026 and 2030, and (ii) issued debentures in the amount of BRL 6 billion, with an IPCA coupon plus 6.76% to 6.89% per year, paid half-yearly. This issue was structured in three series of BRL 2 billion each, maturing in 2032, 2035 and 2037, and the funds will be used in infrastructure investment projects related to railroad concessions. 3T25 The company contracted loans totaling BRL 5,586 ($1,011 million), indexed to SOFR or LPR, adjusted for spread and maturing between 2028 and 2030. 4T25 The company contracted loans totaling BRL 2,311 ($420 million), indexed to the SOFR, adjusted for spread and maturing in 2029. Liabilities management Period Action (In millions of BRL, except where otherwise indicated) 4T25 The Company (i) repurchased 89,410,390 participative shareholders' debentures of Vale's 6th issue, corresponding to 23.01% of the total outstanding, within the scope of the offer for the optional acquisition of participative shareholders' debentures. The price paid for each debenture was BRL 42.00, higher than the nominal value. and (ii) issued subordinated bonds in the total amount of BRL 4,006 ($750 million), maturing in 2056, with interest paid every six months at an initial rate of 6% per year. The interest rate will be adjusted every five years, starting in February 2031. VALE | 2025 Management Report 16 Our workforce In 2025, people management remained at the core of our corporate strategy. Diversity, Equity and Inclusion (DEI) is part of the culture and the way we attract, develop and care for people. We are a talent-oriented company, with inclusion as a strategic pillar in our policy to promote belonging and a fair and safe environment for people to have development opportunities, be proud of their identity and contribute to their full potential. In 2025, our global workforce comprised 179,788 professionals, including our direct employees and contractors, 65,805 of whom were own employees and 113,983 professionals hired by outsourced companies. In recent years, we have made significant progress in promoting gender and racial equity and the inclusion of people with disabilities, strengthening practices that are responsible, collaborative and aligned with our values. With respect to gender equity, we have strengthened and consolidated robust strategies for talent attraction, training, and development. The Professional Training Program (PFP), along with other targeted initiatives, has contributed to increasing the participation of women in areas of mining that have historically been male dominated. Mentoring programs for women leaders and, in 2025, the launch of a professional development program exclusively for women reinforced our ambition on the agenda, mobilizing more than 10,000 interested women for 2,100 positions. As a result, we have made significant progress. In 2025, we reached the mark of 18,572 women in our workforce, representing 28.2% of the total number of direct employees, up 1.7% on the previous year, achieving our commitment to double female representation from 13% to 26% a year ahead of schedule. Adherence to UN Women's Women's Empowerment Principles (WEPs) reinforces our governance and commitment to the agenda. Female representation maintained a positive trajectory in 2025, with consistent progress at all hierarchical levels, such as: (i) In senior leadership, which includes positions from general manager and above, including statutory roles, female representation increased from 24.1% to 25.3%, totaling 133 women; (ii) in middle management, encompassing supervisors, coordinators, and managers, internal promotions drove an increase in female representation from 25.8% to 27.6%, with 1,846 women; (iii) in staff positions, total female representation rose from 26.6% to 28.3%, reaching 16,593 women; and (iv) within the Company’s administration, considering the statutory positions of the Executive Committee and the 13 members of the Board of Directors, women occupy three seats, representing 15.8% of these positions, a level consistent with 2024, when there were also three women, corresponding to 14.3%. These results show that the intentional movement towards empowerment, through promotions and retention initiatives, has been decisive in consolidating the growth of gender equity throughout the organization. Our remuneration practices have structured governance, based on technique, performance and best market practices, with continuous monitoring of internal equity. With respect to the analysis of remuneration by gender¹, we conducted a comparison of average annual remuneration—including fixed and variable components and comparable benefits—based on international benchmarking methodologies and in accordance with Brazilian legislation. The comparison between 2024 and 2025 yielded the following results: (i) in senior leadership, the ratio of female to male remuneration changed from 94% to 89%; (ii) in middle management, the ratio remained stable at 87% over the period; and (iii) among staff, the ratio decreased from 103% to 101%. This group continues to show no significant disparities, maintaining the highest level of gender balance and representing 88% of our workforce. In the company as a whole, the average female remuneration corresponded to 93% of the average male remuneration in 2025, a slight difference increase on the rate observed in 2024, which was 96%. This variation is attributable to factors such as tenure in the role, promotions, hiring, and other organizational movements. ¹ Methodological note: Unionized employees in Canada were not considered in this salary comparison analysis, as their compensation structures are governed by specific agreements in that country. VALE | 2025 Management Report 17 In addition, the Company recorded a significant increase in female representation, which reached 28.2% in 2025, up from 13% in 2019, influencing the gender composition across the different hierarchical levels. Racial-ethnic equity was also strengthened. Since 2021, we have established an indicator aimed at increasing the representation of Black people in leadership positions in Brazil. Our aim is to promote equity and contribute to correcting the historical and structural inequalities present in Brazilian society. By 2025, we will have reached the mark of 2,603 self-declared Black leaders, representing 45.1% of all our leadership in Brazil. In the pillar focused on the inclusion of people with disabilities in Brazil, we remained above the legal quota in 2025, with 5.5% of our workforce composed of active PwDs, reinforcing our ambition to expand development opportunities. In 2025, we expanded the impact of our initiatives with large-scale development programs exclusively for minority groups, reaching 4,315 participants including Black people, women, people with disabilities and LGBTI+ professionals. The focus was on strengthening career protagonism, a sense of belonging and the creation of safe spaces for exchanges and collective learning. ESG Comprehensive annual information on ESG matters is presented in our Annual Report, available at Vale’s Investor Relations website at vale.com/investors. For the purposes of providing shareholders with the relevant information in the Management Report, some highlights of the past year are presented below. Environmental In 2025, we consolidated our biodiversity management by implementing frameworks and tools that bring our strategy closer to the operations and our projects, with indicators and metrics to monitor our performance. In this regard, we implemented the Taskforce on Nature-related Financial Disclosure (TNFD) reporting as an early adopter in 2024, publishing information on its direct operations in Brazil. In 2025, VBM published its TNFD report, presenting the results during COP30. For 2026, we plan to publish the TNFD for two new sites—Oman and Malaysia—ending the year with 100% of the company's direct operations assessed using the approach proposed by the framework. We have also made progress in implementing the Forestry Target, a voluntary target that provides for the protection of 400,000 hectares and the recovery of 100,000 hectares beyond our borders by 2030. By the end of 2025, 45% of the target had been reached, with 25,364 hectares recovered and 200,093 protected. Climate change and decarbonization Addressing the impacts of climate change is a strategic priority on our agenda. This is a material and cross- -cutting issue, with a direct influence on governance mechanisms, risk management and driving the transition agenda toward a low-carbon economy. Throughout the year, the company made progress in implementing its decarbonization roadmap for Scopes 1 and 2, with an emphasis on the application of renewable energy sources. With respect to Scope 3, we highlight the progress achieved in initiatives aimed at reducing greenhouse gas (GHG) emissions across the value chain, including the development of new products such as briquettes, partnerships and business models—particularly Mega Hubs—the use of biofuels, and the adoption of more energy-efficient technologies in maritime transportation. In 2025, our Board of Directors approved the revision of our Climate Change Policy, reinforcing the company's commitment to decarbonization and cooperation with its value chain. In addition to underscoring VALE | 2025 Management Report 18 the strategic and essential role of minerals, it reinforces our commitment to climate resilience by integrating climate-related risks and opportunities into corporate strategy and reaffirming the targets established for all three scopes of GHG emissions. For more information on climate targets, governance, risks and opportunities, check out the other reports and the ESG Portal. Social Throughout 2025, we continued to act on the commitments we have made as part of our social ambition. With the goal of helping 500,000 people escape extreme poverty by 2030, we are the organizers of Together Against Poverty (Juntos Contra a Pobreza), an initiative that addresses poverty as a multidimensional phenomenon and one of the most urgent and complex social challenges of our time. Currently, around 60,000 people take part in the program, mainly in the states of Pará and Maranhão. To accelerate this process and ensure transparency for donors, we established the Philanthropic Fund, which is managed by the Institute for the Development of Social Investment. In 2025, in partnership with the Brazil Foundation, the fund was also launched to the international audience at an event held at the New York Stock Exchange (NYSE), further expanding its capacity to mobilize resources. With regard to the indigenous rights agenda, we continue to make progress to ensure that, by 2030, all indigenous communities in the vicinity of our operations in Brazil receive technical support to draw up and implement their plans to guarantee the rights set out in the UNDRIP. This translates into support for drawing up Consultation Protocols, Territorial and Environmental Management Plans (PGTA) and/or Life Plans. Currently, 5 out of the 11 indigenous communities we engage with are working to define their plans in pursuit of rights. The year was also marked by the strong performance of the Vale Cultural Institute, which allocated BRL 196.9 million to 165 cultural projects across 22 states and the Federal District through the Rouanet Law, contributing to the appreciation of cultural diversity, the strengthening of the creative economy, and the promotion of initiatives aimed at vulnerable populations, including Indigenous, Afro-Brazilian, and peripheral art projects. In 2025, one year ahead of schedule, we achieved the goal of serving 100% of the communities considered as priority for relations in Brazil with Community Relations Plans (CRPs), totaling 147 priority communities with active CRPs. In human rights, while maintaining its commitment to conducting independent human rights due diligence (IHDD) in cycles of 3 to 5 years, Vale continues having all of its operations and critical projects submitted to IHDD. ESG ratings Over the years, we have made consistent progress in practices, processes and transparency, as reflected in the continuous improvement of our main indices and ratings. We systematically follow the methodologies of the main rating gencies and sustainability indexes, aligning our management with the best global practices. Our results are highlighted below. Agency 2019 2025 Sustainalytics (the lower, the better) 54.5 27 ISS Governance (the lower, the better) 10 1 ISS Corporate (A+ / D-)¹ - C+ MSCI (AAA maximum / CCC minimum) CCC BB DJSI (the higher, the better)² 45 39 1ISS Corporate was introduced in 2020, therefore there is no record for this in 2019. ² Dow Jones Sustainability Index World. Also known as the CSA (S&P Globals Corporate Sustainability Assessment). VALE | 2025 Management Report 19 Reparations Rupture of Vale's B1 dam, Brumadinho, 2019 We will never forget Brumadinho. Since 2019, we have remained firmly committed to the full reparation of the damage caused. By the end of 2025, 81% of the total economic value of the obligations stipulated in the Judicial Settlement for Integral Reparation ("Global Settlement") had been fulfilled, including performance (51% completed) and payment (95% completed) obligation. The initiatives conducted during the year followed the demands presented and approved by the parties involved (the Government of the State of Minas Gerais, the Federal and State of Minas Gerais Public Prosecutor's Offices, and the State of Minas Gerais Public Defender's Office). It is important to highlight the positive progress observed in water quality monitoring in the Paraopeba River, with reduced concentrations of metals associated with the breach—particularly manganese and total iron—and the stabilization of turbidity, especially in the most impacted stretches and up to the Igarapé Thermal Power Plant. Biota studies have identified 19 threatened plant species and 14 threatened terrestrial animal species, as well as 118 fish species—99 of which are native and six classified under some degree of extinction risk—indicating a return to more favorable environmental conditions. In January 2026, the Fire Department announced the end of the search for the two victims that had not yet been identified. According to the corporation, more than 11 million cubic meters of tailings were inspected. The process now continues with the civil police, who are continuing their work of identification through forensics on the findings that are still being analyzed. For more information on the reparations in Brumadinho, visit our page on the subject here. Samarco Fundão dam collapse, Mariana, 2015 On October 25, 2024, Samarco, Vale, and BHP, together with federal, state, and municipal governments and judicial institutions, signed the Comprehensive and Definitive Reparation Agreement for the damage resulting from the collapse of the Fundão dam in Mariana, Minas Gerais, on November 5, 2015. Reparation highlights in 2025 • BRL 34.8 billion disbursed in the Global Settlement—81% of the total. • BRL 4 billion in civil and labor compensation for around 17.500 beneficiaries.¹ • 186 families removed. • 142 families already in permanent housing (78%). • 4.4 billion liters of water distributed. • 694 water supply structures installed. • 12.2 million m³ of tailings removed in the main area affected • BRL 1.6 million in revenue for waste pickers' associations. • 10,993 animals under guardianship since the collapse; 506 animals remained sheltered at the end of 2025. • 96 engagement initiatives, with 12,249 participants, and 479 meetings with 4,176 stakeholders. • 3,631 people registered for the digital information service via the broadcast list. ¹ Around 99% of the extrajudicial processes have been concluded, but some critical cases and compensation supplements for the Paraopeba channel are still ongoing, due to the restriction on the use of the river. VALE | 2025 Management Report 20 The agreement provides for a total financial value of approximately BRL 170 billion1, of which BRL 73.1 billion had already been disbursed from 2015 to December 2025. This total includes past and future obligations to pay and to perform, previously conducted by the now liquidated Renova Foundation, which have been replaced by definitive reparation actions under the responsibility of Samarco and the public authorities to assist the people, communities and environment impacted by the dam collapse. In 2025, important progress was made in the reparation actions provided for in the Agreement, focusing on three main lines of obligation: • On the compensation fronts, all compensation mechanisms were implemented as planned, and the enrollment period has been completed. By December 2025, more than BRL 34.6 billion in compensation, of which BRL 11 billion directed to the payment of more than 302,000 people via the Definitive Compensation Program (PID). • On the resettlement front in the municipalities of Novo Bento Rodrigues and Paracatu de Baixo, a 99% completion rate was achieved through the delivery of housing units or cash compensation, in addition to the completion of all construction works initiated prior to the Agreement. • On the environmental front, the Environmental Recovery Plan (PRA) was filed with the environmental agency in May, before the deadline set in the Agreement, and around 35,000 hectares of the 50,000 planned (70%) have already been reforested, with more than 2,500 springs protected throughout the basin, out of a total of 5,000 planned (52%). The other action fronts and programs are proceeding according to plan and schedule. We reaffirm our commitment to support Samarco in the reparation of the damages caused by the collapse of the Fundão dam and to the obligation previously agreed upon by the shareholders to fund, each in proportion to their 50% share, any amounts that Samarco may fail to fund as the primary debtor. Vale's provision recorded for these obligations is $2.6 billion² (BRL 14.4 billion) as of December 31, 2025 and includes estimates of Samarco's contributions. For more information on reparations in Mariana, go to Samarco's page on the subject here. 1 Future financial obligations are presented on a real, undiscounted basis and are subject to inflation adjustments based on the Brazilian IPCA index. ² The amount includes a supplement to the provision relating to the change in the prognosis of the lawsuit in the United Kingdom. Dam management Dam management remains a strategic and material priority, reflecting our commitment to safety, governance and transparency. In recent years, we have stepped up investments to raise the safety standards of our structures and protect the surrounding communities. To this end, we have set up three Geotechnical Monitoring Centers, which operate 24/7, thus ensuring permanent dam monitoring. In 2025, we made progress on several fronts, completing around 63% of the dam de-characterization program (with two structures de-characterized in the year), the implementation of better monitoring practices and the adoption of innovative technologies, achieving our two main commitments for the year on this front: (i) in August 2025, we announced the implementation of the Global Industry Standard on Tailings Management (GISTM) in 100% of our tailings dams, meeting the public commitment made; and (ii) we achieved the public commitment not to have any emergency level 3 structures by 2025, starting with the reduction of the emergency level of the Forquilha III Dam, from level 3 to level 2, in Ouro Preto (MG). In addition to this reduction, we had another 7 improvements in emergency levels, between withdrawals and reductions, ending 2025 with 9 structures at emergency level (4 at level 2 and 5 at level 1). This progress was made possible thanks to investments in in-depth geotechnical investigations and, where necessary, structural reinforcements and/or decharacterization work, always prioritizing the safety of the communities and the environment. VALE | 2025 Management Report 21 Independent auditor Our Board of Directors approved our "Policy for provision of audit services by the independent auditor" in 2020, which establishes rules to be followed in the process of engaging external audit services for Vale and its subsidiaries, as well as for engaging other services from our Independent Auditors. PricewaterhouseCoopers Auditores Independentes LTDA. (PwC) is currently the company responsible for providing independent auditing services for the 2019 to 2025 fiscal years, and the current contract is valid until the 2028 fiscal year. The Independent Auditors annually confirm their independence to the Audit and Risks Committee. During the years ended December 31, 2025 and December 31, 2024, PwC provided us with the following services, including those provided to our investees: Fees (BRL thousand) 2025 2024 Accounting Audit 32,345 30,914 Audit-related services 5,308 3,354 Total Audit and related services 37,653 34,268 www.vale.com VALE | 2025 Management Report 22

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 12, 2026		Director of Investor Relations